February 7, 2001



Securities and Exchange Commision
450 Fifth Street, N.W.
Washington, DC 20549

Re: Direct Insite Corp.

Ladies and Gentlemen:

We have read the statements that we understand Direct Insite Corp. will include under Item 4 of the Form 8-K report it will file regarding the recent change of auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements made under Item 4.

Very truly yours,


/s/ Hays & Company
Hays & Company